John Mahon 202.729.7477	Writer's E-mail Address John.Mahon@srz.com

August 16, 2018

VIA EDGAR

Ms. Megan Miller
Division of Investment Management
U.S. Securities and Exchange Commission
200 Vesey Street, Suite 400
New York, NY 10281

Re:    180 Degree Capital Corp.
Certified Shareholder Report on Form N-CSR
For the Fiscal Year ended December 31, 2017 (File No. 811-07074)

Dear Ms. Miller:

On behalf of 180 Degree Capital Corp. (the "Company"), set forth below are the Company's responses to the oral comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company on August 1, 2018 with respect to the Company's Certified Shareholder Report on Form N-CSR for the fiscal year ended December 31, 2017 (the "Form N-CSR") filed with the Commission on February 26, 2018. The Staff's comments are set forth below in italics and are followed by the Company's responses.

1.	Comment: Please confirm that all material liabilities have been broken out as separate line items in the Company's Statement of Assets and Liabilities. Please see Rule 6-04.10 of Regulation S-X.
Response: The Company confirms that it has listed as a separate line item in the Statement of Assets and Liabilities included in the Form N-CSR each liability that the Company determined to be material to it as of the periods referenced therein.

2.
Comment: We note that the Company's portfolio includes investments that make "payment-in-kind", or "PIK", interest payments rather than cash interest payments. Please explain why the Company's Statement of Cash Flows does not include a non-cash item reflecting the payment of such PIK interest.

Response: The Company advises the Staff on a supplemental basis that the impact of the above-referenced PIK interest payments was reflected in the respective line item for depreciation of fixed assets, amortization of premium or discount on U.S. government securities and prepaid assets and accretion of bridge note interest included in the Statement of Cash Flows set forth in the Form N-CSR. The Company will specify the amount of PIK interest payments/accretion of bridge note interest in the Company’s Statement of Cash Flows of any audited or unaudited financial statements for future periods, including in connection with the preparation and filing of the Company’s Certified

Ms. Megan Miller
August 16, 2018

Shareholder Report on Form N-CSR for the period ending December 31, 2018, in response to the Staff’s comment.

3.
Comment: We note that the Company's Schedule of Investments set forth in the Form N-CSR contains a footnote referencing the fact that certain of the Company's investments contain legal restrictions on transfer. Please revise such footnote to also provide the total value and percentage of total net asset value represented by such restricted securities. Please see Rule 12-12.8(c) of Regulation S-X.

Response: The Company will update the above-referenced footnote to include the requested disclosure regarding the total value and percentage of total net asset value represented by any restricted securities then held by the Company in connection with the preparation of any audited or unaudited financial statements for future periods, including in connection with the preparation and filing of the Company's Certified Shareholder Report on Form N-CSR for the period ending December 31, 2018, in response to the Staff's comment.

4.
Comment: We note that the Company's Schedule of Investments set forth in the Form N-CSR contains a line item for miscellaneous securities. Please confirm that none of the securities included under such line item are restricted.

Response: The Company confirms that none of the securities included under the above-referenced miscellaneous line item in the Schedule of Investments included in the Form N-CSR were restricted securities.
* * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:     Daniel B. Wolfe / 180 Degree Capital Corp.